UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BARE ESCENTUALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

067511 10 5

(CUSIP Number)

COPY TO:

Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050	David C. Chapin Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 067511 10 5	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON: Berkshire Fund V, Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 04-3423237
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14.	TYPE OF REPORTING PERSON PN

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 067511 10 5	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON: Berkshire Fund VI, Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 04-3568357
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14.	TYPE OF REPORTING PERSON PN

Page 3 of 7 Pages

SCHEDULE 13D

CUSIP No. 067511 10 5	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON: Berkshire Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 04-2911958
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14.	TYPE OF REPORTING PERSON PN

Page 4 of 7 Pages

SCHEDULE 13D

CUSIP No. 067511 10 5	Page 5 of 7 Pages

1.	NAME OF REPORTING PERSON: Berkshire Investors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3309729
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14.	TYPE OF REPORTING PERSON PN

Page 5 of 7 Pages

Except as set forth below, all previously reported Items are unchanged.

Item 1.	Security and Issuer

This Amendment to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on January 15, 2010 with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Bare Escentuals, Inc. (the “Company” or the “Issuer”). Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds

Item 3 is amended and restated in its entirety as follows:

As further described in Item 4 below, as of the date of the purchase of the tendered Shares by Purchaser, the Reporting Persons, Fifth Berkshire, Sixth Berkshire and the Berkshire Principals are no longer beneficial owners, or deemed to be beneficial owners (as the case may be), of any shares of the Company’s Common Stock.

Item 4.	Purpose of Transaction

Item 4 is amended, in pertinent part, by adding the following immediately after the last paragraph thereof:

On March 9, 2010, Parent announced the completion of a tender offer by Purchaser to purchase all of the outstanding shares of Common Stock of the Company at a price of $18.20 per share, net to the seller in cash. All of the shares of the Company’s Common Stock held by the Reporting Persons were sold pursuant to this tender offer and, accordingly, this Amendment is being filed to reflect that the Reporting Persons are no longer the beneficial owners of any shares of the Company’s Common Stock and, consequently, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire or the Berkshire Principals may be deemed to be beneficial owners of any shares of the Company’s Common Stock.

Item 5.	Interest in Securities of Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) As a result of the tender offer by Purchaser for all of the outstanding shares of the Company’s Common Stock, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire or the Berkshire Principals any longer has, or may be deemed to have, beneficial ownership of any shares of the Common Stock.

(b) As a result of the tender offer by Purchaser for all of the outstanding shares of the Company’s Common Stock, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire or the Berkshire Principals has any voting or dispositive powers with respect to any shares of the Common Stock.

(c) Other than the sale of all of the shares of the Company’s Common Stock held by the Reporting Persons in connection with the tender offer by Purchaser as described herein, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire or the Berkshire Principals has engaged in any transactions in shares of the Common Stock since January 15, 2010, the date on which the Schedule 13D was filed.

(d) Not applicable.

(e) On March 9, 2010, the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Undertaking, dated as of March 10, 2010.

Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 10, 2010

BERKSHIRE FUND V, LIMITED PARTNERSHIP

By:	Fifth Berkshire Associates LLC,
its General Partner

By:	/s/ Bradley M. Bloom
Name:	Bradley M. Bloom
Title:	Managing Director

BERKSHIRE FUND VI, LIMITED PARTNERSHIP

By:	Sixth Berkshire Associates LLC,
its General Partner

By:	/s/ Bradley M. Bloom
Name:	Bradley M. Bloom
Title:	Managing Director

BERKSHIRE INVESTORS LLC

By:	/s/ Bradley M. Bloom
Name:	Bradley M. Bloom
Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	/s/ Bradley M. Bloom
Name:	Bradley M. Bloom
Title:	Managing Director

Page 7 of 7 Pages